Mail Stop 7010
								August 16, 2005



Robert D. Jenkins, Chief Financial Officer
Tasker Capital Corp.
39 Old Ridgebury Road, Suite 14
Danbury, CT 06810-5116

      Re:	Tasker Capital Corp.
      Item 4.02 Form 8-K
      Filed August 15, 2005
		File No. 0-32019

Dear Mr. Jenkins:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1.	Please amend your report to disclose the date of the
conclusion
regarding the non-reliance as required by Item 4.02(a)(1) of Form
8-
K.

2.	You have disclosed that you plan to file restated financial
statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file your restated financial statements.

	We remind you that when you file your restated Forms 10-QSB you should appropriately address the following:
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including
MD&A
* updated Item 3 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
* include all updated certifications.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, or me at
(202)
551-3255 if you have questions regarding our comments.


Sincerely,



Nili Shah
Accounting Branch Chief
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Robert Jenkins
Tasker Capital Corp.
August 16, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE